Exhibit 99.1

Senstar Technologies Corporation
119 John Cavanaugh Drive	T: +1-613-839-5572
Ottawa, ON
Canada K0A 1L0	www.senstartechnologies.com

Senstar Technologies Corporation

Reports First Quarter 2026 Financial Results

Ottawa, Ontario, May 26, 2026 /PRNewswire/ -- Senstar Technologies Corporation (NASDAQ: SNT), a leading international provider of comprehensive physical, video and access control security products and solutions, today announced its financial results for the three months ended March 31, 2026. Management will hold an investors' conference call later today (at 9 a.m. Eastern Time) to discuss the results.

First Quarter 2026 Business Summary:

(First quarter 2026 results for the three months ended March 31, 2026, compared to the comparable three-month period of 2025, except as mentioned.)

•	Revenue of $8.1 million with gross margin of 60.0% versus revenue of $8.4 million with gross margin of 67.2%

•	Net loss of $(0.8) million compared to net income of $1.0 million in the first quarter of last year

•	Cash, cash equivalents and short-term bank deposits totaled $10.6 million, excluding restricted cash of $0.9 million, and the Company had no debt as of March 31, 2026, compared with $22.5 million as of December 31, 2025

•	Senstar completed the acquisition of Blickfeld on February 13, 2026, which affected first-quarter operating results

Mr. Fabien Haubert, Chief Executive Officer of Senstar Technologies, stated, " Our first quarter results were impacted by continued project timing delays and elongated customer procurement cycles, particularly in portions of the U.S. government verticals, including disruption associated with the temporary U.S. federal government shutdown. While these conditions impacted near-term revenue conversion and profitability, we do not believe they reflect a deterioration in the underlying demand environment for our solutions. We continue to see healthy customer engagement across several of our key vertical markets, including energy, critical infrastructure, data centers, and LiDAR-related applications. Importantly, many projects impacted by delayed timing remain active in our pipeline, and we continue to work closely with customers to convert delayed opportunities into scheduled deployments and revenue.”

Despite broader project timing delays that affected near-term revenue conversion, LiDAR-related activity continued to show strong momentum across the business. Consolidated LiDAR sales increased approximately fourfold from the first quarter of 2025 to the first quarter of 2026 and represented a substantially larger percentage of group revenue, expanding Senstar’s opportunity set in intelligent sensing applications.

The Senstar and Blickfeld teams continue to strengthen collaboration and jointly promote LiDAR solutions across multiple regions, further streamlining go-to-market strategies and supporting long-term growth opportunities in intelligent sensing applications.

Mr. Haubert continued, “Our focus remains on executing against our pipeline, improving visibility, and converting opportunities into revenue as market conditions normalize. Supported by a strong balance sheet, we believe Senstar remains well positioned to capitalize on growing demand for intelligent security and sensing solutions.”

First Quarter 2026 Financial Results Summary

Revenue for the first quarter of 2026 was $8.1 million, a decline of 4% compared with $8.4 million in the first quarter of 2025. First quarter gross profit was $4.9 million, or 60.0% gross margin, compared with $5.7 million, or 67.2% of revenue, in the year ago quarter. The variation in gross margin was primarily due to changes in product mix and lower seasonal volume.

Operating expenses were $5.5 million, an 18% increase compared to $4.6 million in the prior-year first quarter. The increase was primarily attributable to the acquisition of Blickfeld on February 13, 2026, as well as the timing of a major trade show and event-related expenditures, which occurred earlier in the year compared to the prior-year period. In addition, the acquisition contributed incremental operating expenses ahead of a full-quarter revenue contribution, resulting in a temporary imbalance between revenue and expenses during the quarter.

First quarter of 2026 operating loss of $(0.6) million compares to operating income of $1.0 million in the year-ago period. The decline is primarily attributable to lower revenue and the inclusion of Blickfeld on a consolidated basis.

Financial loss was $(49,000) compared to financial income of $269,000 in the first quarter last year.

Net loss in the first quarter of 2026 was $(0.8) million, or $(0.04) per share compared to net income of $1.0 million, or $0.04 per share in the first quarter of last year.

EBITDA for the first quarter of 2026 was $(403,000) versus $1.2 million in the first quarter of 2025.

Cash and cash equivalents and short term bank deposits of $10.6 million or $0.45 per share as of March 31, 2026, excluding restricted cash of $0.9 million, compared with $22.5 million, or $0.96 per share, at December 31, 2025.

Earnings Conference Call Information:

The Company will host a conference call later today, May 26, 2026. The call will begin promptly at 9:00 a.m. Eastern Time. The Company requests that participants dial in 10 minutes before the conference call commences and use the conference ID number 13760900.

Participant Dial-in Numbers:

Toll Free: 1-877-407-9716

Toll/International: 1-201-493-6779

The conference call will also be available via a live webcast at:

https://viavid.webcasts.com/starthere.jsp?ei=1765342&tp_key=dcdad435ba

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Replay Dial-in Numbers:

Toll Free: 1-844-512-2921

Toll/International: 1-412-317-6671

Replay Pin Number: 13760900

About Senstar Technologies Corporation

With innovative perimeter intrusion detection systems (including fence sensors, buried sensors, and above ground sensors), intelligent video-management, video analytics, and access control, Senstar offers a comprehensive suite of proven, integrated solutions that reduce complexity, improve performance, and unify support. For 40 years, Senstar has been safeguarding people, places, and property for organizations around the world, with a special focus on utilities, logistics, correction facilities and energy markets.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario), which we refer to collectively as forward-looking statements. These forward-looking statements are not limited to historical facts, but reflect Senstar’s current beliefs, expectations or intentions regarding future events. Words such as “may,” “will,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “seek,” “estimate,” “predict,” “potential,” “pursue,” “target,” “continue,” and similar expressions are intended to identify such forward-looking statements. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause actual activities or results to differ materially from the activities and results anticipated in forward-looking statements. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including those risks discussed under the heading “Risk Factors” in Senstar’s most recent Annual Report on Form 20-F filed with the SEC and in other filings with the SEC. These forward-looking statements are made only as of the date hereof, and, except as required by applicable law or regulation, Senstar undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

For more information:	IR Contact:
Senstar Technologies Corporation	Hayden IR
Alicia Kelly,	Corbin Woodhull,
Chief Financial Officer	Managing Director
Alicia.Kelly@senstar.com	Corbin@HaydenIR.com
+1-602-476-1821

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SENSTAR TECHNOLOGIES CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All numbers except EPS expressed in thousands of US$)

	Three Months Ended March 31,
	2026	2025	% change
Revenue	8,084	8,448	(4)
Cost of revenue	3,235	2,775	17

Gross profit	4,849	5,673	(15)
Operating expenses:
Research and development, net	1,046	900	16
Selling and marketing	2,511	2,265	11
General and administrative	1,896	1,461	30
Total operating expenses	5,453	4,626	18

Operating income (loss)	(603)	1,047
Financial income (expenses), net	(49)	269

Income (loss) before income taxes	(627)	1,316

Taxes on income (tax benefits)	179	297

Net income (loss)	(832)	1,019

Basic and diluted net income (loss) per share	$(0.04)	$0.04

Weighted average number of shares used in computing basic net income (loss) per share	23,331,653	23,326,653

Weighted average number of shares used in computing diluted net income (loss) per share	23,439,685	23,332,362

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SENSTAR TECHNOLOGIES CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS METRICS

(All numbers except EPS expressed in thousands of US$)

		Three Months Ended March 31,
		2026%	2025%

Gross margin		60.0	67.2
Research and development, net as a % of revenues		12.9	10.7
Selling and marketing as a % of revenues		31.1	26.8
General and administrative as a % of revenues		23.5	17.3
Operating	margin	-	12.4
Net margin		-	12.1

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SENSTAR TECHNOLOGIES CORPORATION

RECONCILIATION OF EBITDA TO NET INCOME (LOSS)

(All numbers expressed in thousands of US$)

	Three Months Ended March 31,
	2026	2025

Net income (loss)	(832)	1,019

Add: Financial expense, net	49	----
Less: Financial income, net	----	269
Add: Taxes on income (tax benefits)	179	297
Add: Depreciation and amortization	201	160
EBITDA	(403)	1,207

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SENSTAR TECHNOLOGIES CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All numbers expressed in thousands of US$)

	March 31,	December 31,
	2026	2025
CURRENT ASSETS:
Cash and cash equivalents	$10,467	$22,341
Short-term bank deposits	125	127
Restricted cash and deposits	896	6
Trade receivables, net	7,541	9,840
Unbilled accounts receivable	189	219
Other accounts receivable and prepaid expenses	4,259	2,710
Inventories	7,762	5,591

Total current assets	31,239	40,834

Long term ASSETS:

Deferred tax assets	599	671
Operating lease right-of-use assets	540	549

Total long-term assets	1,139	1,220

PROPERTY AND EQUIPMENT, NET	2,522	1,622

INTANGIBLES AND GOODWILL	19,443	10,991

Total assets	$54,343	$54,668

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SENSTAR TECHNOLOGIES CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All numbers expressed in thousands of US$)

	March 31,	December 31,
	2026	2025

CURRENT LIABILITIES:

Trade payables	$1,879	$1,889
Deferred revenues and customer advances	2,800	2,884
Other accounts payable and accrued expenses	5,009	3,993
Short-term operating lease liabilities	265	269

Total current liabilities	9,953	9,035

LONG-TERM LIABILITIES:
Deferred revenues	1,450	1,510
Deferred tax liabilities	570	580
Long-term operating lease liabilities	284	289
Other long-term liabilities	29	38

Total long-term liabilities	2,333	2,417

SHAREHOLDERS' EQUITY
Share Capital: Common shares - 39,748,000 shares authorized -
No par value, 23,331,653 shares issued and outstanding at March 31, 2026 and at December 31, 2025	-	-
Additional paid-in capital	38,005	38,005
Accumulated other comprehensive income (loss)	(310)	(507)
Foreign currency translation adjustments (stand-alone financial statements)	9,170	9,664
Accumulated deficit	(4,808)	(3,946)

TOTAL SHAREHOLDERS' EQUITY	42,057	43,216

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$54,343	$54,668

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